AGRIFY CORPORATION

101 Middlesex Turnpike

Suite 6, PMB 326

Burlington, MA 01803

February 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Agrify Corporation
Registration Statement on Form S-1
Filed February 11, 2021
File No. 333-253005 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Agrify Corporation (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on February 16, 2021, or as soon as thereafter practicable.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, AGRIFY CORPORATION

By: /s/ Raymond Chang
Name: Raymond Chang
Title: Chief Executive Officer